December 14, 2009

VIA EDGAR

Ms. Kathryn Jacobson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:          Gilat Satellite Networks Ltd.
Form 20-F for Fiscal Year Ended December 31, 2008
File No. O-2128

Dear Ms. Jacobson:

In connection with our conversation on Thursday, this letter is to confirm receipt of the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter addressed to Mr. Ari Krashin, Chief Financial Officer of our Company, dated December 8, 2009, with respect to our Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

Please be advised that as discussed, we will provide our response to the Staff’s comments no later than January 5, 2010.

Very truly yours,

By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
VP General Counsel and Corporate Secretary

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972)3 925-2000, Fax: (972)3 925-2222
www.gilat.com